Exhibit 100.1

NICE Actimize Innovates Approach to Real-Time P2P Payments with
Market Leading Fraud Essentials Cloud Solutions

The Essentials P2P Fraud solution combines expert-driven models and advanced algorithms to produce the best and most accurate risk score with the lowest rate of false positives

Hoboken, NJ, June 26, 2018 – Are financial institutions’ fraud solutions fast enough for the challenging faster payments environment? NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management, has launched an innovative approach to real-time Peer-to-Peer payments by expanding its market leading Fraud Essentials Cloud solution to address the fast-growing, P2P environment. NICE Actimize’s Fraud Essentials cloud environment enables faster deployment and lower total cost of ownership, bringing sophisticated fraud analytics to all sizes of financial institutions, including community and regional institutions and credit unions, which typically might be unable to access these benefits due to high operational costs or infrastructure requirements.

The Actimize Fraud Essentials cloud-based offering provides industry leading, end-to-end fraud management capabilities with real-time fraud detection, cross-channel analysis, and multi-payment coverage, as well as extensive fraud alert and case management. Leveraging the insights and experience gained from more than a decade supporting the world's largest banks and FIs, the Actimize Fraud Essentials P2P enhancement combines expert-driven models and advanced algorithms to produce the best possible risk score with the lowest rate of false positives. The P2P capability features analytics trained to recognize known P2P fraud scenarios, dynamically builds entity profiles which learns typical user behavior, enabling detection of anomalies indicative of fraud.

“The emergence of real-time payments in the U.S. has arrived and is growing rapidly, and we are staying one step ahead of fast-moving fraudsters with our Essentials P2P cloud offering and managed analytics. The faster payments environment requires real-time advanced analytics, prioritized operations and the ability to create new strategies that address this complex world,” said Joe Friscia, President, NICE Actimize. “We are leading the industry in specialized fraud coverage for digital channels and payments, particularly in support of regional and community financial institutions.”

Other key features of the Actimize Essentials Fraud Solution addressing P2P requirements are:
•
Dedicated mobile access analytics. Actimize P2P Essentials mobile-specific analytics monitors payments initiated in P2P applications. These app-initiated transactions provide rich data which can be used for channel-specific fraud monitoring and scoring.  Financial institutions may mark, monitor and score P2P app transactions distinctly from other payments.

•
Dynamic P2P Fraud Strategy: The solution allows users to leverage an enhancement to its analytics through its Essentials policy management tool. This intuitive user interface allows users to build their own rules in support of a dynamic fraud strategy unique to P2P payments fraud. These rules can be created, tested and promoted within minutes without IT department involvement.

For additional information:
•	On NICE Actimize Fraud Essentials click here.
•	On NICE ActimizeWatch for Fraud and AML, click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.